UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 20, 2011

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

19 January 2011

Novo Nordisk intends to appeal adverse ruling in Prandin® (repaglinide) patent case

Today, Novo Nordisk announced that Judge Avern Cohn of the US District Court for the Eastern District of Michigan issued an adverse ruling in a patent litigation case regarding Novo Nordisk’s US Patent No. 6,677,358. The district court ruled that the patent, which covers the combination use of repaglinide and metformin for the treatment of type 2 diabetes, is invalid and unenforceable. Novo Nordisk markets repaglinide under the trade name Prandin® and a fixed dose repaglinide/metformin tablet under the trade name PrandiMet®. The district court ruling has the potential to facilitate launch of a generic repaglinide. At present, it is unclear whether or when a generic version of Prandin® or PrandiMet® will be available in the U.S. market. Novo Nordisk intends to appeal this ruling and is evaluating its best options for doing so.

“We are disappointed with today’s ruling. We believe that it is contrary to the evidence and we intend to appeal the ruling,” says Jesper Brandgaard, executive vice president and chief financial officer of Novo Nordisk.

For the first nine months of 2010, US sales of Prandin® and PrandiMet® amounted to USD 134 million.

Company Announcement no 2 / 2011	Page 1 of 2

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
		+45 4444 6626

Novo Nordisk is a global healthcare company with 87 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 30,100 employees in 76 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information:

Media:	Investors:

Mike Rulis	Klaus Bülow Davidsen
Tel: (+45) 3079 3573	Tel: (+45) 4442 3176
mike@novonordisk.com	klda@novonordisk.com

Kasper Roseeuw Poulsen
Tel: (+45) 4442 4471
krop@novonordisk.com

Jannick Lindegaard
Tel: (+45) 4442 4765
jlis@novonordisk.com

In North America:	In North America:
Ken Inchausti	Hans Rommer
Tel: (+1) 609 514 8316	Tel: (+1) 609 919 7937
kiau@novonordisk.com	hrmm@novonordisk.com

Company Announcement no 2 / 2011	Page 2 of 2

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
Investor Relations	Denmark	Telefax:
		+45 4444 6626

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: January 20, 2011	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer